UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2003

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934. Yes ☐ No ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated August 13, 2003, announcing the consolidated financial results of operation for the quarter ended June 30, 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit Executive Vice President and Chief Financial Officer

Dated: August 13, 2003

Exhibit 99.1

I.     CAMTEK LTD. ANNOUNCES 2003 SECOND QUARTER RESULTS

Q2 Revenues $6.4 Million, Increased 10.6% from Previous Quarter;
Loss Per Share $(0.04); Gross Profit Margin of 43.1%

MIGDAL HAEMEK, Israel – August 13 – Camtek Ltd. (NASDAQ:CAMT), announced today its results for the quarter ended June 30, 2003.

Sales for the second quarter of 2003 were $6.4 million, compared to $6.1 million in the second quarter of 2002, and $5.8 million in the first quarter of 2003. Gross profit margins for the second quarter of 2003 were 43.1%, compared to 39.4% for the second quarter of 2002, and 39.7% for the first quarter of 2003. The company reported a net loss for the second quarter of 2003 of $1 million (reflecting a loss per share of $0.04), a decrease of 39.6% from a net loss of $1.7 million (reflecting a loss per share of $0.08) in the second quarter of 2002, and a decrease of 21.8% from our net loss of $1.3 million (reflecting a loss per share of $0.05) in the first quarter of 2003.

“The results of the second quarter reflect the continuing stability in our market places. While we have not yet returned to profitability, the narrowing loss from quarter to quarter indicates the effectiveness of our cost control measures,” said Rafi Amit, Camtek’s Chief Executive Officer.

Mr. Amit continued: “We are proceeding with our strategy of continually enhancing our product portfolio. The ‘Dragon’, our fast AOI system for mass production introduced last quarter, has raised considerable interest in China and in Taiwan. We also launched the Falcon, our new, fully automated optical inspection system for the microelectronics industry, last month at the Semicon West Exhibition. We hope these new exciting products will contribute to our revenues in the coming quarters, and help in carrying us toward break-even and profitability”.

ABOUT CAMTEK LTD.
Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek has been a publicly traded company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at www.camtek.co.il

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308
+972-4-654-1083 (fax)
mosheamit@camtek.co.il

Camtek Ltd.
Consolidated Balance Sheets
(in thousands US$, except share data)

	December 31,	June 30,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	2,898	14,426
Marketable securities	10,912	-
Accounts receivable - trade (net of allowance of $2,387 and $2,103)	10,585	10,754
Inventories	12,028	11,242
Due from affiliates	519	1,448
Other current assets	1,497	1,384

Total current assets	38,439	39,254
Fixed assets, net	10,509	10,147

	48,948	49,401

LIABILITIES
Current liabilities:
Short-term bank credit	39	2,210
Accounts payable	3,007	3,775
Other current liabilities	5,196	5,050

Total current liabilities	8,242	11,035
Long term loans	12	-
Accrued severance pay, net of amounts funded	378	431

	8,632	11,466

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
issued 28,065,038 shares in 2002 and in 2003	125	125
Additional paid-in capital	43,266	43,185
Unearned portion of compensatory stock options	(121)	(46)
Accumulated other comprehensive (loss) income:
Unrealized holding (loss) gain on marketable securities	(8)	-
Retained earnings	(1,953)	(4,336)
Treasury stock (1,011,619 shares)	(993)	(993)

	40,316	37,935

	48,948	49,401

Camtek Ltd.
Consolidated Statements of Operations
(in thousands US$, except per share data)

	Year Ended December 31,	Three months Ended June 30,		Six months Ended June 30,
	2002	2002	2003	2002	2003
	Audited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	22,593	6,104	6,418	10,758	12,222
Cost of revenues	13,641	3,697	3,655	6,624	7,152
Write off - Inventory	1,805	-	-	-	-

Gross profit	7,147	2,407	2,763	4,134	5,070

Research and development costs	7,194	1,830	1,457	3,801	3,038
Selling, general and
administrative expenses	11,057	2,438	2,460	5,391	4,451

Operating losses	(11,104)	(1,861)	(1,154)	(5,058)	(2,419)
Financial and other income	331	128	108	236	36

Losses before income taxes	(10,773)	(1,733)	(1,046)	(4,822)	(2,383)
Provision for income taxes	(519)	-	-	20	-

Net losses	(11,292)	(1,733)	(1,046)	(4,802)	(2,383)

Losses per ordinary share:
Basic	(0.47)	(0.08)	(0.04)	(0.22)	(0.09)

Diluted	(0.47)	(0.08)	(0.04)	(0.22)	(0.09)

Weighted average number
of ordinary shares outstanding:
Basic	24,166	21,888	27,053	21,886	27,053

Diluted	24,166	21,888	27,053	21,886	27,053